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Exhibit 11.1

Archipelago Holdings, LLC

Pro Forma Computation of Basic and Diluted Earnings Per Share
(Unaudited)

	Year ended December 31,
	1999	2000	2001	2002	2003
Pro Forma Weighted Average Shares Outstanding:
Number of shares on which basic earnings per share is calculated	9,976,851	15,270,654	16,197,738	31,177,417	36,169,443
Incremental shares under stock compensation plans					25,847
Convertible preferred stock					466,490

Number of shares on which diluted earnings per share is calculated	9,976,851	15,270,654	16,197,738	31,177,417	36,661,779

Net income (loss)	$17,082,917	($39,192,995)	($38,018,045)	($35,179,611)	$1,910,508

Unaudited pro forma income provision					764,203

Unaudited pro forma net income					$1,146,305

Pro forma basic earnings per share					$0.03

Pro forma diluted earnings per share					$0.03

(1)
The shares outstanding and income taxes are pro forma to reflect the conversion of our company from a limited liability company to a corporation prior to the consummation of this offering.

(2)
In calculating earnings per share for the year ended December 31, 2003, options to purchase approximately 2.3 and 4.0 million shares of common stock at $4.50 per share and $2.98 per share, respectively, were outstanding during 2003 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(3)
The Company had net losses for the years ended December 31, 2000, 2001 and 2002. As such, all outstanding options were anti-dilutive.

(4)
There were no dilutive securities outstanding during the year ended December 31, 1999.

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  Exhibit 11.1